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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2009

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*     The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan Lovells US LLP
875 Third Avenue
New York, New York 10022

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2009, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the captions “Rentenbank Preliminary Results for the Year Ended December 31, 2010” on pages 4 to 5 hereof to the “Recent Developments – Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments – The Federal Republic of Germany” section with the text under the caption “Recent Developments – The Federal Republic of Germany” on pages 6-11 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated August 25, 2010 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On January 17, 2011, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.3311 U.S. dollar (EUR 0.7513 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the period indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Year ended December 31, 2010	1.3269	1.3216	1.4536	1.1959

	Period End	Average(1)	High	Low

Quarter ended September 30, 2010	1.3601	1.3125	1.3638	1.2464
Quarter ended December 31, 2010	1.3269	1.3400	1.4224	1.3036

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per €1.00, for each month from August 2010 through December 2010, as reported by the Federal Reserve Bank of New York.

2010	High	Low

August	1.3282	1.2652
September	1.3638	1.2708
October	1.4066	1.3688
November	1.4224	1.3036
December	1.3395	1.3089

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2010

The following information is derived from Rentenbank’s press release of January 17, 2011, announcing certain preliminary results for 2010. The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s fiscal year ended December 31, 2010. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank will prepare its final, audited financial statements also in accordance with International Financial Reporting Standards. Rentenbank expects its final, audited financial statements for 2010 to be announced at a press conference and published in April 2011.

Rentenbank’s business in 2010 was characterized by a continued strong demand for promotional loans while the bank’s financial performance returned to normal levels. As capital expenditure in the agricultural sector started to pick up again, Rentenbank continued to increase the promotional lending volume in 2010. According to preliminary, unaudited results, Rentenbank’s portfolio of special promotional loans grew by 17.3% to €23 billion. In 2010, the bank used €79 million of its income (as compared to €82 million in 2009) to reduce the interest rates payable on its special promotional loans. The net profit of €12 million is also used for promotional purposes. Including the increase in the Edmund Rehwinkel Foundation’s capital, which was also financed from the bank’s income, the total income distributed for promotional purposes amounted to €93 million in 2010 (as compared to €95 million in 2009).

The new business in biogas plants and photovoltaic installations continued to provide strong growth stimulus in 2010. Promotional loans granted for renewable energies hit a new record high of €2.3 billion in 2010 (as compared to €1.6 billion in 2009). The financing of biogas plants grew particularly sharply, with Rentenbank granting promotional loans worth approximately €1 billion (as compared to €0.4 billion in 2009) for a total of 1,833 projects (as compared to 944 in 2009). Given that the German Biogas Association expects capital expenditure in this sector to remain buoyant this year, it is likely that demand for financing of biogas plants will remain high in 2011. During the reporting year Rentenbank financed approximately 70% of total capital spending on biogas plants in Germany. According to Rentenbank’s management, the use of leases had increased significantly in the field of renewable energies, although this form of financing continued to be relatively small at €115 million (as compared to €39 million in 2009).

Rentenbank achieved double-digit growth rates also in its financing of buildings, machinery and operating expenditures in 2010. By contrast, demand for financing of land purchases and promotional loans granted for rural development was fairly subdued. Demand for liquidity assistance loans fell against a backdrop of rising prices in many agricultural markets in the second half of 2010. According to preliminary, unaudited results, the amount of these loans the interest rates of which were subsidized predominately by German federal government funds shrank to €456 million (as compared to €730 million in 2009). Consequently, Rentenbank decided not to extend the term of its economic stimulus package. It was launched in the spring of 2009 and initially due to expire at the end of 2010 and it facilitated access to liquidity assistance and follow-up financing. By the end of 2010, Rentenbank had granted new special promotional loans totaling €6.0 billion (as compared to €5.4 billion in 2009), standard promotional loans worth €1.9 billion (as compared to €1.5 billion in 2009) and securitized loans amounting to €4.3 billion (as compared to €3.8 billion in 2009). According to preliminary, unaudited results, new business totaled €12.2 billion (as compared to €10.7 billion in 2009), which was a year-on-year increase of 14%. According to preliminary, unaudited results, the promotional lending volume on the balance sheet at the end of 2010 had grown by 1.1% to €66.5 billion (as compared to €65.8 billion in 2009). The share of special promotional loans continued to increase, accounting for 35% (as compared to 30%) of the total promotional lending volume.

Rentenbank’s earnings trend in 2010 was characterized by a normalization. According to preliminary, unaudited results, net interest income fell by approximately 3.4% to €409 million (as compared to €423 million in 2009) following exceptionally strong results in the previous two years. Nonetheless, operating result before measurements and after deduction of administrative expenses hit a new record high of €366 million (as compared to €347 million in 2009).

Despite the fall in net interest income and contrary to our forecasts at the beginning of last year, Rentenbank achieved a further increase in operating result. This was solely attributable to a sharp decline in our administrative expenses from €75 million to €39 million. The measurement adjustment of pension obligations to

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the international accounting standards of IAS 19 led to an exceptionally large one-off increase of administrative expenses in 2009. Once these figures had been restated, the decrease in pension provisions had compensated for the fall in net interest income. Both Rentenbank’s net interest income and its operating results are still well above the levels during the years prior to the financial crisis. Rentenbank’s management expects its financial performance to continue to return to normal levels in 2011. After allowing for risk provisions and additions to reserves, based on preliminary, unaudited results, the Board of Managing Directors expects Rentenbank to report a net income of €47.0 million for 2010 (as compared to €45.0 million in 2009). Thereof, €11.8 million (as compared to €11.3 million in 2009) is to be distributed for promotional purposes.

Rentenbank also disclosed in its first annual review that, according to preliminary, unaudited results, its total assets amounted to €79 billion at the end of 2010 (as compared to €76 billion in 2009). This year-on-year increase partly reflects the growth in promotional lending volume. The loans and advances to banks reported on the asset side of the balance sheet climbed to €50 billion (as compared to €46 billion in 2009) according to preliminary, unaudited results. Despite a slight increase in new business in secured lending, the securities portfolio declined slightly to €27 billion (as compared to €28 billion in 2009).

According to preliminary, unaudited results, total capital on the balance sheet totaled €3.1 billion as at December 31, 2010 (as compared to €3.1 billion as at December 31, 2009). This amount includes subordinated liabilities of €0.8 billion (as compared to €1.1 billion as of the end of 2009). The total capital ratio amounted to 24.5% (as compared to 23.8% as of the end of 2009), while the core capital ratio came to 15.5% (as compared to 15.3% as of the end of 2009). Both ratios were calculated in accordance with the German Solvency Regulation (SolvV) and remained well above the regulatory requirements. Rentenbank’s management believes Rentenbank has a strong capital base despite the more stringent capital requirements introduced by Basel III.

According to preliminary, unaudited results, the total amount of medium and long-term borrowings used for refinancing in 2010 amounted to €59 billion (as compared to €59 billion in 2009). In 2010, Rentenbank raised new medium and long-term funds of €10.6 billion (as compared to €10.0 billion in 2009) in the domestic and international capital markets. The share of foreign investors grew to 82% (as compared to 48% in 2009). The percentage of foreign-currency issuance increased as a result of this trend. At 42% in 2010 (as compared to 21% in 2009), the US dollar took the first rank again. By contrast, the share of euro-denominated issues decreased to 35% in 2010 (as compared to 65% in 2009).

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

3rd quarter 2009	0.7	-4.5
4th quarter 2009	0.3	-2.0
1st quarter 2010	0.6	2.1
2nd quarter 2010	2.3	3.9
3rd quarter 2010	0.7	3.9

The German economy continued its recovery in the third quarter of 2010. In the third quarter of 2010, when adjusted for price, seasonal and calendar effects, GDP rose by 0.7% compared to the preceding quarter. In addition, the GDP results for the first two quarters of 2010 were again slightly corrected upwards – from 0.5% to 0.6% for the first quarter of 2010 and from 2.2% to 2.3% for the second quarter of 2010. Accordingly, the upturn of the German economy continued, though at a slower pace, as had been expected in light of the record result of the second quarter of 2010. In the third quarter of 2010 compared to the preceding quarter, GDP growth was based almost equally on household and government final consumption expenditure, gross fixed capital formation in machinery and equipment, and the balance of exports and imports.

Compared with the third quarter of 2009, GDP in the third quarter of 2010 increased by 3.9% when adjusted for price and calendar effects.

Source: Statistisches Bundesamt, Detailed results on the gross domestic product in the 3rd quarter of 2010, press release of November 23, 2010 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/11/PE10__431__811,templateId=renderPrint.psml).

The German economy grew strongly again in 2010. According to provisional calculations of the Federal Statistical Office, the price-adjusted gross domestic product (GDP) increased by 3.6%. This represents the largest increase ever since German reunification. The economic recovery occurred mainly in spring and summer of 2010. When examining the calendar-adjusted figures, the increase in GDP of 3.5% was slightly lower in 2010, representing the largest increase since 2006. In 2009, Germany had continued to experience the most serious recession since World War II, with price-adjusted GDP slumping heavily by 4.7%.

Economic growth in 2010 was not only based on foreign trade, but also on domestic demand. Capital formation in machinery and equipment in 2010 showed a particularly noticeable increase of 9.4% compared to 2009, but it had also recorded the strongest decline in 2009. Capital formation in construction showed a less pronounced increase of 2.8%; however, it had also seen a much less pronounced decline in 2009. Final consumption expenditure also increased in 2010 compared to 2009: In price-adjusted terms, final consumption expenditure of households increased by 0.5%, while government final consumption expenditure rose by 2.2%.

After decreases in 2008 and 2009, foreign trade in 2010 was once again a major driver of economic growth in Germany. On a price-adjusted basis, exports increased by 14.2%, while imports increased less strongly by 13.0% in 2010 compared to 2009. Accordingly, the balance of exports and imports (net exports) contributed 1.1 percentage points to GDP growth in 2010.

Source: Statistisches Bundesamt, German economy in 2010: rapid upturn after the crisis, press release of January 12, 2011 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/01/PE11__010__811,templateId=renderPrint.psml).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year

December 2009	0.8	0.9
January 2010	-0.6	0.8
February 2010	0.4	0.6
March 2010	0.5	1.1
April 2010	-0.1	1.0
May 2010	0.1	1.2
June 2010	0.1	0.9
July 2010	0.3	1.2
August 2010	0.0	1.0
September 2010	-0.1	1.3
October 2010	0.1	1.3
November 2010	0.1	1.5
December 2010	1.0	1.7

On an annual average, the consumer price index for Germany increased by 1.1% in 2010 compared with 2009. Although the year-on-year rate of price increase in 2010 was markedly higher than in 2009 (+0.4% compared with 2008), it was still far below most of the annual inflation rates since 1999. Both on an annual average and for the individual months in 2010 the rate was below the threshold of 2%, which is important for monetary policy. The largest contribution to the annual inflation rate in 2010 was made by the product group of transport with an above-average price increase of 3.5%, which was mainly due to higher motor fuel prices in 2010 (+11.2%). Prices of household energy increased only slightly by 0.3% in 2010 compared with 2009. Food prices in 2010 increased by 1.6% compared with 2009. Above-average price increases were also recorded for alcoholic beverages and tobacco in 2010 when compared with 2009.

The 1.7% increase in the consumer price index in December 2010 compared with December 2009 represents a slight acceleration of the year-on-year price trend recorded in November 2010 (+1.5%). The increase in December 2010 compared with December 2009 was mainly due to price increases for energy products (+8.2%), especially significant increases in prices for mineral oil products (+15.6%). Excluding the development of prices for energy products, the inflation rate in December 2010 compared with December 2009 would have been 1.0%.

Compared with November 2010, consumer prices in December 2010 increased significantly by 1.0%, mainly due to the continuing price increase of mineral oil products (+4.4%) as well as seasonal price increases.

Source: Statistisches Bundesamt, Consumer prices in 2010: +1.1% on 2009, press release of January 14, 2011 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/01/PE11__013__611,templateId=renderPrint.psml).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)

November 2009	7.1	7.5
December 2009	7.2	7.4
January 2010	7.9	7.3
February 2010	8.0	7.3
March 2010	7.5	7.1
April 2010	7.1	7.0
May 2010	6.8	6.9
June 2010	6.6	6.8
July 2010	6.7	6.8
August 2010	6.5	6.7
September 2010	6.4	6.7
October 2010	6.3	6.7
November 2010	6.1	6.7

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.
(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.

The number of employed persons increased by approximately 432,000 persons, or 1.1%, in November 2010 compared to November 2009 and reached a new record high since German reunification. Compared to October 2010, the number of employed persons in November 2010 increased slightly by 26,000 after elimination of seasonal variations.

The seasonally adjusted number of unemployed persons in November 2010 decreased by approximately 340,000, or 10.7%, compared to November 2009. Compared to October 2010, the seasonally adjusted number of unemployed persons in November 2010 decreased slightly by 0.2%.

Sources: Statistisches Bundesamt, November 2010: Employment remaining at high level (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Aktuell,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml);Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml);Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint).

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Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)
Item	January to November 2010	January to November 2009

Foreign trade	141.2	126.2
Services	-12.2	-12.2
Factor income (net)	29.7	30.2
Current transfers	-38.0	-35.1
Supplementary trade items	-10.3	-8.5

Current account	110.4	100.7

Source: Statistisches Bundesamt, German exports in November 2010: +21.7% on November 2009, press release of January 7, 2011 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/01/PE11__005__51,templateId=renderPrint.psml).

Excessive Deficit Procedure

According to the Federal Ministry of Finance the German general government deficit was 3.5% of GDP in 2010, which is less than previously estimated but remains above the Maastricht reference value of 3% of GDP.

Source: Bundesministerium der Finanzen, Vorläufiger Jahresabschluss Bundeshaushalt 2010, press release of January 13, 2011 (http://www.bundesfinanzministerium.de/nn_54090/DE/Presse/Pressemitteilungen/Finanzpolitik/2011/01/20110112__PM_201.html?__nnn=true).

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Other Recent Developments

On December 14, 2010, the German Restructuring Act (Restrukturierungsgesetz) was published in the Federal gazette. The Restructuring Act is designed to regulate the restructuring and liquidation of banks. It provides for the establishment of a restructuring fund (Restrukturierungsfonds) to finance the measures that will be undertaken in restructuring proceedings under the Restructuring Act. The fund is financed by contributions of credit institutions, thus ensuring that the finance sector participates in the costs of any future financial crisis. Promotional or development banks (such as Landwirtschaftliche Rentenbank) are not required to contribute to the fund. The Federal Institute for Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung) (the “FMSA”) manages the restructuring fund. The FMSA is also responsible for collecting the contributions of the credit institutions to the fund and for implementing the measures in restructuring proceedings under the Restructuring Act. The fund replaces the Financial Market Stabilization Fund (Sonderfonds Finanzmarktstabilisierung, “SoFFin”), which ceased extending new stabilization measures to credit institutions in Germany at year-end 2010. As of December 31, 2010, the outstanding stabilization measures provided by the SoFFin amounted to guarantees of EUR 63 billion and recapitalizations of EUR 29 billion.

Sources: Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/nn_54/DE/Wirtschaft__und__Verwaltung/Geld__und__Kredit/20100917-FMSA.html?__nnn=true);Gesetz zur Restrukturierung und geordneten Abwicklung von Kreditinstituten, zur Errichtung eines Restrukturierungsfonds für Kreditinstitute und zur Verlängerung der Verjährungsfrist der aktienrechtlichen Organhaftung (Restrukturierungsgesetz), BGBl. 2010, Teil 1 Nr. 63, S. 1900; SoFFin Bundesanstalt für Finanzmarktstabilisierung, Aufgaben der Bundesanstalt für Finanzmarktstabilisierung ausgeweitet, press release of December 29, 2010 (http://www.soffin.de/de/presse/pressemitteilungen/2010/20101229_pressenotiz_soffin.html);Bundesministerium der Finanzen, Vorläufiger Jahresabschluss Bundeshaushalt 2010, press release of January 13, 2011 (http://www.bundesfinanzministerium.de/nn_54090/DE/Presse/Pressemitteilungen/Finanzpolitik/2011/01/20110112__PM_201.html?__nnn=true).

In order to improve coordination of the European Union Member States’ economic policies and help strengthen budgetary discipline, macroeconomic stability and growth, the Economic and Financial Affairs Council (“Ecofin Council”) approved on September 7, 2010 a reform of the implementation of the European Union’s Stability and Growth Pact that will allow the introduction of a so-called “European semester”, starting in 2011. The European semester is a six-month period each year during which the European Union Member States’ budgetary and structural policies will be reviewed to detect inconsistencies and emerging imbalances. Every year in March, the European Council will identify the main economic challenges facing the European Union and give strategic advice on policies. Taking this guidance into account, in April of each year the European Union Member States will review their medium-term budgetary strategies and draw up national reform programs setting out the action they will undertake in areas such as employment and social inclusion. In July, the European Council and the Ecofin Council will provide policy advice on the basis of the programs submitted by the European Union Member States before the Member States finalize their budgets for the following year.

Sources: Council of the European Union, The European semester – for a more robust economy (http://www.consilium.europa.eu/showFocus.aspx?id=1&focusId=504&lang=en);Council of the European Union, 3030th Council meeting Economic and Financial Affairs, press release of September 7, 2010 (http://europa.eu/rapid/pressReleasesAction.do?reference=PRES/10/229&format=HTML&aged=0&language=EN&guiLanguage=en).

On December 16, 2010, the European Council agreed on a draft decision for a limited treaty amendment allowing Euro Area Member States to establish a permanent mechanism to safeguard the financial stability of the euro area as a whole. The European Council further confirmed the general features of this permanent mechanism (the European Stability Mechanism, or “ESM”) as outlined in a statement by the Eurogroup Ministers of November 28, 2010. The ESM will be based on, and replace, the European Financial Stability Facility (“EFSF”) and the European Financial Stabilisation Mechanism (“EFSM”), which will remain in force until June 2013. Accordingly, the ESM will provide for involvement of the International Monetary Fund (“IMF”). The granting of financial assistance to Euro Area Member States under the ESM, which will require a unanimous decision of the Eurogroup Ministers, will be made subject to strict conditionality. It is planned to provide for a case-by-case participation of private sector creditors, fully consistent with IMF policies. In all cases, any ESM loan would enjoy preferred creditor status, junior only to the IMF loan. In line with IMF practices, in the case of any Member State that appears to be insolvent, liquidity assistance by the ESM would be conditioned upon the Member State negotiating a comprehensive restructuring plan with private sector creditors with a view to restoring debt sustainability. In order to facilitate this process, standardized collective action clauses are to be included in the terms and conditions of all new euro area government bonds starting in June 2013. These clauses would enable creditors to pass a qualified majority decision agreeing to a legally binding change to the terms of payment in the event that the debtor Member State is unable to pay.

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Source: European Council, Conclusions 16-17 December 2010 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/118578.pdf).

In November 2010, the Irish Government requested financial assistance from the IMF, the European Union and Euro Area Member States. A formal decision allowing for financial assistance to Ireland was adopted by the Ecofin Council on December 7, 2010. The financial assistance, which will be provided subject to compliance with strict conditions, is intended to provide financial support of EUR 85 billion, consisting of EUR 22.5 billion to be financed through the EFSM, EUR 17.7 billion through the EFSF, EUR 22.5 billion through the IMF and EUR 4.8 billion through bilateral loans from the United Kingdom, Denmark and Sweden. The remaining EUR 17.5 billion will be financed by the Irish Treasury cash buffer and investments of the Irish National Pension Reserve Fund.

The European Union and the EFSF, which are both currently rated triple A by each of the three major rating agencies – Fitch, Moody’s and Standard & Poor’s – have announced their intention to launch their funding activities early in 2011.

Sources: Council of the European Union, Statement by the Eurogroup and ECOFIN Ministers, press release of November 28, 2010 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/118051.pdf); Council agrees on joint EU-IMF financial assistance package for Ireland, December 7, 2010 (http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm);EFSF, EU and EFSF funding plans to provide financial assistance for Ireland, press release of December 21, 2010 (http://www.efsf.europa.eu/mediacentre/news/2010/2010-006-eu-and-efsf-funding-plans-to-provide-financial-assistance-for-ireland.htm).

On September 22, 2010, the European Parliament gave its final approval for the European Union financial supervision reform, which entered into force on January 1, 2011. The reform involves, inter alia, upgrading the quality and consistency of supervision, reinforcing the oversight of cross-border groups, strengthening risk assessments and stress testing as well as establishing a single European rule book applicable to all financial institutions in the European Union single market. As part of the reform, the three existing European Union Committees – the Committee of European Securities Regulators, the Committee of European Banking Supervisors and the Committee of European Insurance and Occupational Pensions – that currently have merely advisory functions have been transformed into European Supervisory Authorities (“ESAs”). The ESAs may settle disputes among national financial supervisors by imposing legally-binding mediation and to impose temporary bans on risky financial products and activities. The ESAs may also impose decisions directly on financial institutions if national supervisors fail to act. Furthermore, the reform provides for the establishment of a European Systemic Risk Board, with responsibility for monitoring and warning about the general build-up of risks affecting the overall European Union economy.

Sources: European Parliament, Parliament gives green light to new financial supervision architecture, press release of September 22, 2010 (http://www.europarl.europa.eu/en/pressroom/content/20100921IPR83190);Committee of European Banking Supervisors, 3L3 Committees welcome European Parliament landmark vote to reform financial supervision in Europe, press release of September 22, 2010 (http://www.c-ebs.org/documents/Publications/Other-Publications/Others/2010/3L3PR_22-09-2010.aspx).

On December 16, 2010, the Basel Committee on Banking Supervision published rules providing for higher minimum capital standards for banks (“Basel III”). The minimum common equity requirement will be increased from 2% to 4.5%. In addition, banks will be required to hold a capital conservation buffer of 2.5% to withstand future periods of stress bringing the total common equity requirements to 7%. The Tier 1 capital requirement, which includes common equity and other qualifying financial instruments based on stricter criteria, will increase from 4% to 6%. The new minimum common equity and Tier 1 requirements will be phased in between January 1, 2013 and January 1, 2015. The capital conservation buffer will be phased in between January 1, 2016 and year-end 2018 and become fully effective on January 1, 2019. The scope of application of Basel III follows the existing scope of application set out in the Basel II framework.

Sources: Bank for International Settlements, Basel Committee on Banking Supervision, Group of Governors and Heads of Supervision announces higher global minimum capital standards, press release of September 12, 2010 (http://www.bis.org/press/p100912.pdf); Bank for International Settlements, Basel III rules text and results of the quantitative impact study issued by the Basel Committee, press release of December 16, 2010 (http://www.bis.org/press/p101216.htm); Basel Committee on Banking Supervision, Basel III: International framework for liquidity risk measurement, standards and monitoring, December 2010 (http://www.bis.org/publ/bcbs188.pdf).

The European Central Bank (“ECB”) decided to increase its subscribed capital by EUR 5 billion, from EUR 5.76 billion to EUR 10.76 billion, with effect from December 29, 2010. The national central banks of the euro area will pay their additional capital contributions in three equal annual installments, starting in December 2010. The overall additional capital contribution of Deutsche Bundesbank will amount to EUR 946.9 million. The share of Deutsche Bundesbank in ECB’s subscribed capital will remain unchanged. The capital increase was deemed appropriate in view of increased volatility in foreign exchange rates, interest rates and gold prices as well as credit risk.

Source: European Central Bank, ECB increases its capital, press release of December 16, 2010 (http://www.ecb.int/press/pr/date/2010/html/pr101216_2.en.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 18th day of January, 2011.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Dr. Horst Reinhardt
	Name:	Dr. Horst Reinhardt
	Title:	Member of the Board of Managing Directors

By:	/s/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Director